August 3, 2005

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Hoku Scientific, Inc.
Form S-1 Registration Statement
Registration File No. 333-124423

Ladies and Gentlemen:

The undersigned registrant previously filed with the Securities and Exchange Commission (the “Commission”) a request to take appropriate action to cause the above-referenced Registration Statement on Form S-1 (the “Filing”) to become effective at 4:00 p.m. Eastern Time on Tuesday, August 2, 2005 or as soon thereafter as is practicable. We hereby request that the Filing become effective at 9:00 a.m. Eastern Time on Thursday, August 4, 2005 or as soon thereafter as is practicable.

In connection with this request, the undersigned registrant hereby acknowledges that:

(i) should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

(ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and the accuracy of the disclosure in the Filing; and

(iii) the undersigned registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HOKU SCIENTIFIC, INC.

By	/s/ DUSTIN M. SHINDO
Dustin M. Shindo Chairman of the Board of Directors, President and Chief Executive Officer

cc:	Scott B. Paul, Esq., Hoku Scientific, Inc.
Timothy J. Moore, Esq., Cooley Godward LLP
John T. McKenna, Esq., Cooley Godward LLP
Cheryl M. Perino, Piper Jaffray & Co.
Laird H. Simons, Esq., Fenwick & West LLP